Exhibit 21.01

UFP Technologies, Inc. wholly owns the following companies:

1.	Moulded Fibre Technology, Inc., a Maine company
2.	Simco Industries, Inc., a Michigan company
3.	Stephenson & Lawyer, Inc. (“S&L”), a Michigan company
4.	Patterson Properties Corporation, a Michigan company (wholly-owned by S&L)
5.	Dielectrics, Inc., a Massachusetts company